UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time Date Release Number	IMMEDIATE 11 November 2019 21/19

Petroleum briefing

BHP President Operations Petroleum, Geraldine Slattery, today said Petroleum is set to deliver strong returns and contribute significant value for BHP through the 2020s and beyond, built on a foundation of quality assets, and attractive growth options.

Speaking to investors and analysts at a briefing in Sydney, Ms Slattery said Petroleum is a great business with competitive growth potential and is aligned with BHP’s strategy of being in the best commodities, with the best assets, enabled by the best culture and capabilities. Petroleum has delivered strong financial performance over many years and this is set to continue.

“In a decarbonising world, deepwater oil and advantaged gas close to established infrastructure can offer competitive returns for decades to come.”

Ms Slattery outlined a scenario1 that could potentially:

•	Generate robust EBITDA margins of more than 60 per cent and an average Return on Capital Employed of more than 15 per cent over the next decade;

•	Deliver average Internal Rates of Return of around 25 per cent for major projects, which are resilient through cycles; and

•	Support an average annual volume growth of up to 3 per cent between the 2020 and 2030 financial years.

“Our portfolio of quality assets and pipeline of competitive growth options are expected to generate strong free cash flow and returns through the 2020s and beyond”, Ms Slattery said.

Petroleum’s growth options currently include Scarborough, Wildling Phase I, Trion and Trinidad & Tobago North. While these remain subject to our strict Capital Allocation Framework, they are well placed to compete with other options in the Group’s portfolio.

“Our capabilities in safety, exploration and deepwater operations, coupled with a high-performance culture give us confidence that we can deliver on our plans into the future,” Ms Slattery said.

[1]

Represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. Based on Wood Mackenzie’s most recent long-term oil and gas price forecasts as follows: Brent oil price assumption (2020-2030 average: US$74.34/bbl, real 2019); Japan LNG DES price assumption (2020-2030 average: US$7.86/MMBtu, real 2019).

1

Presentations will be webcast live at https://edge.media-server.com/mmc/p/362g83wf and all materials be available on our website at bhp.com.

A summary of guidance and project details contained in the presentation is included below.

Guidance

Asset	FY20e		Medium term
	Production	Unit costs[1]	Production	Unit costs[1]
Conventional Petroleum	110-116 MMboe	US$10.5-11.5/boe	~110 MMboe average	<US$13/boe

Future options

Options	Operator	BHP Ownership	Potential execution timing	Capex BHP share (US$m)	Tollgate	Potential first production[2]	Description

North West Shelf Other Resource Owner	Woodside	16.67%	<5 years	>250	Pre-feasibility	FY26	Low risk investment opportunity to maximise Karratha Gas Plant value through processing other resource owner gas; benefits through tolling fees, cost recovery and life extension.

Pyrenees Phase 4	BHP	71.43%	<5 years	>250	Opportunity Assessment	FY22	Combination of well re-entries and new subsea wells which aim to optimise incremental value using the existing infrastructure.

Scarborough[3]	Woodside	26.5%	1 year	1,400- 1,900	Pre-feasibility	FY24	Large resource of 13 subsea wells connected to a semisubmersible floating production unit from which gas is exported via pipeline to Pluto LNG facility for onshore processing.

Atlantis Phase 4	BP	44%	<5 years	>250	Opportunity Assessment	FY24	Additional development opportunities for infill producing wells. Data obtained from Phase 3 project de-risks further development of multiple hydrocarbon bearing zones.

Mad Dog Northwest Water Injection	BP	23.9%	<5 years	>250	Pre-feasibility	FY24	Two water injector wells providing water from Mad Dog Phase 2 facility to increase production at existing A Spar facility.

Mad Dog opportunities	BP	23.9%	<5 years	>250	Opportunity Assessment	FY25	Additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with new wells tied back to existing facility, results in highly economic opportunities.

Shenzi Growth opportunities	BHP	44%	1 year	<250	Pre-feasibility	FY23	Shenzi Subsea Multi-Phase Pumping (SSMPP); Subsea pumping opportunities to increase production rates from existing wells.

2

Options	Operator	BHP Ownership	Potential execution timing	Capex BHP share (US$m)	Tollgate	Potential first production[2]	Description

Wildling Phase 1	BHP	44%-72%	1-2 years	~500	Pre- feasibility	FY23	Two Shenzi North wells tied-back to the Shenzi platform, provides the opportunity to accelerate production and unlock additional recoverable reserves. Phased development accelerates first oil, minimizes appraisal cost and reduces risk.

Trion	BHP	60%	2-3 years	>5,000	Conceptual	FY25	Large greenfield development in the deepwater Mexico GoM. Resource uncertainty reduced with recent successful appraisal drilling of 2DEL and 3DEL wells.

Trinidad & Tobago North	BHP	70%	<5 years	Under study	Opportunity Assessment	FY27	Completed successful exploration program on our Northern licenses. Potential material gas play in deepwater Trinidad & Tobago, well positioned to the Atlantic LNG plant onshore Trinidad & Tobago.

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Exploration

Options	Location	Ownership	Maturity	Earliest first production	Description

Western GoM	US – Gulf of Mexico	100% Operator	Frontier	Early 2030s	Acquired a significant acreage position in historically underexplored Western Gulf of Mexico

Mexico	Mexico – Gulf of Mexico	60% Operator	Exploration	Late 2020s	Opportunity to tie back prospects to future Trion hub. Included in Trion Minimum Work Program

T&T Southern Gas (Magellan)	Trinidad & Tobago	65% Operator	Exploration	Mid 2020s	Discovered gas play in deepwater Trinidad & Tobago

T&T Southern Deep Potential	Trinidad & Tobago	65% Operator	Frontier	Late 2020s	Evaluating multiple play types to test deeper potential in deepwater Trinidad & Tobago based on deep oil shows from Le Clerc exploration

Eastern Canada	Orphan Basin	100% Operator	Frontier	Early 2030s	Recent bid success for blocks with large liquids resource potential in the offshore Orphan Basin in Eastern Canada

Significant remaining project potential with unrisked NPV of up to US$14 billion4

1. Based on an exchange rate of AUD/USD 0.70. Unit costs are in nominal terms.

2. Potential first production data is an estimate and does not constitute guidance.

3. Based on information provided by operator. Represents BHP’s current equity position as 25% in WA-1-R and 50% in WA-62-R.

4. Exploration unrisked value at BHP prices.

3

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Cristian Coloma
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 235 8902 Mobile: +1 346 234 8483

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
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Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

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4

Petroleum briefing Positioned for long-term value creation Geraldine Slattery | President Operations Petroleum 11 November 2019Petroleum briefing Positioned for long-term value creation Geraldine Slattery | President Operations Petroleum 11 November 2019

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2019 financial year compared with the 2018 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2019 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. Production profiles and financial metrics are based on an unconstrained scenario which assumes execution of all unsanctioned projects; current equity interests; and Wood Mackenzie long-term price forecasts. These do not constitute guidance. Advantaged gas refers to gas that is geographically advantaged through infrastructure, customers or both. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 45 to 54 of the BHP Results for the year ended 30 June 2019. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Price assumptions For all price point comparisons, unless otherwise indicated, crude oil and natural gas (including LNG) prices are based off Wood Mackenzie’s most recent long-time price forecasts. The Brent oil price assumption is sourced from Wood Mackenzie’s May 2019 Macro Oils Long Term Outlook (H1 2019). Our assumption for LNG gas price is sourced from Wood Mackenzie’s June 2019 Global Gas Service price outlook H1 2019. Brent oil price assumption (2020-2030 average: Wood Mackenzie US$74.34/bbl, real 2019). Japan LNG DES price assumption (2020-2030 average: Wood Mackenzie US$7.86/MMBtu, real 2019). These prices are not intended to reflect management’s forecast for future prices or the prices we use for internal planning purposes. Petroleum briefing 11 November 2019 2Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2019 financial year compared with the 2018 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2019 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. Production profiles and financial metrics are based on an unconstrained scenario which assumes execution of all unsanctioned projects; current equity interests; and Wood Mackenzie long-term price forecasts. These do not constitute guidance. Advantaged gas refers to gas that is geographically advantaged through infrastructure, customers or both. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 45 to 54 of the BHP Results for the year ended 30 June 2019. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Price assumptions For all price point comparisons, unless otherwise indicated, crude oil and natural gas (including LNG) prices are based off Wood Mackenzie’s most recent long-time price forecasts. The Brent oil price assumption is sourced from Wood Mackenzie’s May 2019 Macro Oils Long Term Outlook (H1 2019). Our assumption for LNG gas price is sourced from Wood Mackenzie’s June 2019 Global Gas Service price outlook H1 2019. Brent oil price assumption (2020-2030 average: Wood Mackenzie US$74.34/bbl, real 2019). Japan LNG DES price assumption (2020-2030 average: Wood Mackenzie US$7.86/MMBtu, real 2019). These prices are not intended to reflect management’s forecast for future prices or the prices we use for internal planning purposes. Petroleum briefing 11 November 2019 2

Statement of petroleum resources

The estimates of Petroleum Reserves and Contingent Resources contained in this presentation are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified Petroleum Reserves and Resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the Petroleum Reserves and Contingent Resources are presented.

Reserves and Contingent Resources are net of royalties owned by others and have been estimated using deterministic methodology. Aggregates of Reserves and Contingent Resources estimates contained in this presentation have been calculated by arithmetic summation of field/project estimates by category with the exception of the North West Shelf (NWS) Gas Project in Australia. Probabilistic methodology has been utilised to aggregate the NWS Reserves and Contingent Resources for the reservoirs dedicated to the gas project only and represents an incremental 16 MMboe of Proved Reserves. The barrel of oil equivalent conversion is based on 6000 scf of natural gas equals 1 boe. The Reserves and Contingent Resources contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category are provided by the following table or by footnote for the resource graphics. Production volumes exclude fuel. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for Reserves and Contingent Resources. Reserves and Contingent Resources estimates have not been adjusted for risk. Unless noted otherwise, Reserves and Contingent Resources are as of 30 June 2019. Where used in this presentation, the term Resources represents the sum of 2P reserves and 2C Contingent Resources.

BHP estimates Proved Reserve volumes according to SEC disclosure regulations and files these in our annual 20-F report with the SEC. All Unproved volumes are estimated using SPE-PRMS guidelines, which among other things, allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. All Resources and other Unproved volumes may differ from and may not be comparable to the same or similarly-named measures used by other companies. Non-proved estimates are inherently more uncertain than proved.

Table 1: Net BHP Petroleum Reserves and Contingent Resources (MMboe) as of 30 June 2019

	Offshore US	Offshore Australia			Rest of World				Total BHP
	Gulf of Mexico	Western Australia	Bass Strait and Minerva	Subtotal	Algeria	Mexico, Gulf of Mexico	Trinidad and Tobago	Subtotal	
Proved	302	268	206	475	16	0	48	64	841
Probable	147	73	64	137	5	0	18	23	307
2P	449	341	271	612	21	0	66	87	1,147
2C	488[1]	633	182	814	63	222	336[2]	622	1,924
2P+2C	937[1]	974	452	1,426	83	222	402[2]	708	3,071
Fuel Included Above									
Proved	10.6	32.4	12.3	44.7	1.1	0.0	1.1	2.3	57.6
Probable	2.8	9.8	4.2	14.0	0.0	0.0	0.4	0.4	17.3
2P	13.5	42.2	16.5	58.7	1.1	0.0	1.6	2.7	74.9
2C	0.0	60.9	6.8	67.7	1.5	0.0	0.0	1.5	69.1
2P+2C	13.5	103.1	23.3	126.4	2.6	0.0	1.6	4.2	144.1

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with SEC guidelines. We use certain terms in this presentation such as "Resources," "Contingent Resources," "2C Contingent Resources" and similar terms as well as Probable Reserves not determined in accordance with the SEC's guidelines, all of which measures we are strictly prohibited from including in filings with the SEC. These measures include Reserves and Resources with substantially less certainty than Proved Reserves. US investors are urged to consider closely the disclosure in our Form 20-F for the fiscal year ended 30 June 2019, File No. 001-09526 and in our other filings with the SEC, available from us at http://www.bhp.com/. These forms can also be obtained from the SEC as described above.

1. The US Gulf of Mexico 2C Contingent Resources includes 19 MMboe for the Samurai field which has been sold for value. The sale closed on 4 November 2019.
2. The Trinidad & Tobago 2C Contingent Resources exclude the FY20 Bélé and Tuk discoveries which represent a combined 180 MMboe (Net) as of 30 September 2019.

Petroleum briefing
11 November 2019
3
BHP

We start with our purpose A strong sense of purpose drives better outcomes for all stakeholders Our new purpose To bring people and resources together to build a better world Petroleum briefing 11 November 2019 4We start with our purpose A strong sense of purpose drives better outcomes for all stakeholders Our new purpose To bring people and resources together to build a better world Petroleum briefing 11 November 2019 4

Petroleum is positioned for long-term value creation

Our strategy identifies how to position the portfolio to maximise long-term value and deliver high returns for shareholders

Best commodities

Oil attractive for decades
even with electrification, supported by supply gap and steep cost curves

Advantaged gas
through infrastructure, customers, or both

New supply
needs to be continuously induced to balance markets

Best assets

>60% EBITDA margin
expected over the next 10 years from our high-quality assets

Competitive pipeline
of options yields ~3% average production CAGR from FY20 to FY30

Optimise legacy assets
manage mature assets for value

Best capabilities

Safety and sustainability
top quartile safety performance

Exploration success
focused strategy added ~800 MMboe in 2C resources since FY17

High-performing culture
leading to top quartile operational and deepwater drilling performance

Petroleum ROCE expected to average >15% over the next 10 years; average major project IRRs of ~25%

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. EBITDA margin and ROCE based on Wood Mackenzie prices. ROCE excludes exploration.

Petroleum briefing
11 November 2019
5
BHP

Quality assets delivering value and returns

A strong base combined with high-return projects and exploration growth opportunities significantly increases value

Strong performance record

Over the past five years our portfolio has delivered consistent high margins and strong returns

- Highest EBITDA margin within BHP at >65%
- Average ROCE of ~15%

Returns-led pathway to growth

High margins and competitive returns are expected to continue over the next 10 years

- Potential EBITDA margins[1] >60% to FY30
- Average ROCE[1] of 12% to FY24, expected to rise to ~20% from FY25-30

Exploration drives future value

Continued focus on replenishing resource

- Added ~800 MMboe in 2C resources since FY17
- Exploration unrisked value of US$14 billion[2]
- Counter-cyclical investment to develop value accretive exploration

Strong returns from our high-quality portfolio
(ROCE[1], %)



25
20
15
10
5
0
FY15-19 average
FY20-24e average
FY25-30e average
ROCE at Wood Mackenzie prices
At US$60-80/bbl oil price

Growth options have the potential to grow base value by up to 80%[3]
(Risked value uplift)



+80%
FY19 base value
Sanctioned projects
Unsanctioned projects
T&T North and risked exploration
Total portfolio
Value at Wood Mackenzie prices

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. EBITDA margins and ROCE at Wood Mackenzie prices. ROCE excludes exploration expenditure.
2. Exploration unrisked value at BHP prices.
3. Risked value uplift: represents total potential increase in base value from the addition of upside opportunities.

Petroleum briefing
11 November 2019
6
BHP

High-margin barrels drive production growth and returns

Current opportunities deliver significant volumes, and more than offset Bass Strait and North West Shelf field declines

Base production
- Strong free cash flow and returns through 2020s
- 10+ years of meaningful production from the base
- High-returning investments limit overall production decline to ~1.5% CAGR over the next five years

Sanctioned projects
- Oil-dominated projects delivering strong returns
- Atlantis Phase 3, Mad Dog Phase 2, Ruby and West Barracouta to add ~25 MMboe in FY23

Unsanctioned projects
- Scarborough, Trion and US GoM embedded options add significant potential growth from mid-2020s
- Competitive pipeline of high-return and improvement projects yield ~3% production CAGR from FY20-30

Exploration and future options
- Material gas discoveries in Trinidad & Tobago North
- Progressing exploration in Western Gulf of Mexico and Eastern Canada for tier one oil opportunities
- Targeting further oil exposed growth

Value accretive production potential over the next decade
(Production, MMboe)



200
150
100
50
0
T&T North
2016 Petroleum briefing
Unsanctioned projects
Sanctioned projects
Base production
FY19 FY20e FY21e FY22e FY23e FY24e FY25e FY26e FY27e FY28e FY29e FY30e
Unconstrained scenario

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
7
BHP

Petroleum investments compete for capital

Flexibility to manage investments across the Group

- **We aim to balance investments, shareholder returns and balance sheet strength to maximise value and returns**
  - promotes discipline in all capital decisions
  - we have a broad suite of attractive opportunities across all quadrants of our risk and return framework
  - high number of valuable Petroleum options that compete strongly against other options in the Group portfolio; only the most competitive opportunities will progress
  - Petroleum major projects with average IRRs ~25%; resilient through the cycle
- **Flexibility to manage investments across the Group**
  - optionality through high-equity interests and operatorship
  - embedded options allow capital phasing and smoothing

Capital Allocation Framework underpins investment decisions



Operating productivity
Capital productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash flow
Balance sheet
Additional dividends
Buy-backs
Organic development
Acquisitions/ (Divestments)

Petroleum unconstrained investments to fund all existing options[1]
(US$ billion)



5.0
2.5
0.0
FY19
FY20-FY22e
FY23-FY25e
FY26-FY28e
Exploration expenditure
Capital expenditure

1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
8

BHP

Petroleum creates a stronger and more resilient BHP

Petroleum provides portfolio benefits, beyond being an attractive commodity

Petroleum reduces cash flow volatility[1]
(Net operating cash flow volatility, %, nominal)



~10% reduction in volatility
FY20e
FY25e
FY30e
Group portfolio
Group portfolio excluding Petroleum

Oil is an attractive commodity



Potential supply-demand gap
2018
2050e
Base supply
Under development
Demand range

Source: BHP internal analysis.

Increases competition for our capital

- Greater opportunity to invest in large, valuable projects
- Multiple high-quality options, with attractive economics available; only the best options selected
- Diversification encourages greater counter-cyclical investment

Leverages core capabilities

- Shared safety, project execution and operational learnings
- Differentiated and integrated geoscience expertise
- Global view of industrial commodities and energy markets
- Strong balance sheet enhances ability to access and develop options

1. Based on historical price and forex volatilities and correlations over the past 20 years.

Petroleum briefing
11 November 2019
9

BHP

Our strategy to maximise value and returns

Petroleum aligns directly with BHP's strategy

Culture and capabilities that enable the execution of our business strategy

- ✓ Unwavering focus on safety and sustainability
- ✓ Access, exploration and appraisal capabilities
- ✓ Inclusive, empowered and high-performing culture



Best culture and capabilities
Best commodities
Best assets
Value and returns

Highly attractive commodities positioned to meet the world's growing energy needs

- ✓ Crude oil
- ✓ Advantaged natural gas

Assets resilient through the cycle with embedded growth options

- ✓ Large, long-life and expandable
- ✓ High margin
- ✓ Focused on early access

Driven by a commitment to transformation, capital discipline and social value

Petroleum briefing
11 November 2019
10
BHP

Oil and gas market outlook underpins our investments Michiel Hovers Group Sales and Marketing Officer AngosturaOil and gas market outlook underpins our investments Michiel Hovers Group Sales and Marketing Officer Angostura

Commodities Assets and opportunities Exploration Capabilities Value and returns We are deliberate about the commodities we choose Focused on holistic long-term value creation potential, informed by supply-demand balance – not just demand outlook Favourable supply and demand gap Large market sizes Favour commodities where inducement economics, rather than operating costs, set the price more often than not Enables future growth options in our assets Differentiated demand drivers Value creation and return potential Reduced portfolio cash flow volatility Enables counter-cyclical investment Steep cost curves Reduced risk of disruption in end-use markets Value in upstream Petroleum briefing 11 November 2019 12Commodities Assets and opportunities Exploration Capabilities Value and returns We are deliberate about the commodities we choose Focused on holistic long-term value creation potential, informed by supply-demand balance – not just demand outlook Favourable supply and demand gap Large market sizes Favour commodities where inducement economics, rather than operating costs, set the price more often than not Enables future growth options in our assets Differentiated demand drivers Value creation and return potential Reduced portfolio cash flow volatility Enables counter-cyclical investment Steep cost curves Reduced risk of disruption in end-use markets Value in upstream Petroleum briefing 11 November 2019 12

Commodities Assets and opportunities Exploration Capabilities Value and returns Supportive fundamentals for oil and advantaged gas New supply needs to be continuously induced to balance markets Why we like oil When we like gas • Conventional oil assets to remain attractive • Gas assets are attractive if: for several decades – geographically advantaged through infrastructure, customers, or both – supply-demand gap exists across all demand cases, even after an eventual peak – competitive on the cost curve – perpetual natural field decline leads supply • Abundance of the underlying resource to decline faster than demand makes asset choice critical – steep cost curve creates margin for assets competitive on the cost curve – even with increasing electrification, a supply-demand gap maintains inducement economics Structural supply-demand gap and a steeper cost curve underpins our more favourable outlook for oil than gas Petroleum briefing 11 November 2019 13Commodities Assets and opportunities Exploration Capabilities Value and returns Supportive fundamentals for oil and advantaged gas New supply needs to be continuously induced to balance markets Why we like oil When we like gas • Conventional oil assets to remain attractive • Gas assets are attractive if: for several decades – geographically advantaged through infrastructure, customers, or both – supply-demand gap exists across all demand cases, even after an eventual peak – competitive on the cost curve – perpetual natural field decline leads supply • Abundance of the underlying resource to decline faster than demand makes asset choice critical – steep cost curve creates margin for assets competitive on the cost curve – even with increasing electrification, a supply-demand gap maintains inducement economics Structural supply-demand gap and a steeper cost curve underpins our more favourable outlook for oil than gas Petroleum briefing 11 November 2019 13

Commodities Assets and opportunities Exploration Capabilities Value and returns Oil demand to peak and then decline modestly Demand tempered by the electrification of transport and fuel efficiency improvements, offset by rising living standards 1 Liquids demand by region Liquids demand by sector (MMbbl/d) (%) 125 100 35% 80 100 44% 47% 47% Road transport 75 60 40 50 20 25 0 0 2005 2020e 2035e 2050e 2000 2005 2010 2015 2020e 2025e 2030e 2035e 2040e 2045e 2050e Light Duty Vehicles (LDV) Medium/Heavy Duty Vehicles (MHDV) OECD China India Other Non-OECD Demand range Aviation Industrial/petrochemicals Other Source: BHP internal analysis. 1. Sectoral breakouts refer to our Central case assumptions. Petroleum briefing 11 November 2019 14Commodities Assets and opportunities Exploration Capabilities Value and returns Oil demand to peak and then decline modestly Demand tempered by the electrification of transport and fuel efficiency improvements, offset by rising living standards 1 Liquids demand by region Liquids demand by sector (MMbbl/d) (%) 125 100 35% 80 100 44% 47% 47% Road transport 75 60 40 50 20 25 0 0 2005 2020e 2035e 2050e 2000 2005 2010 2015 2020e 2025e 2030e 2035e 2040e 2045e 2050e Light Duty Vehicles (LDV) Medium/Heavy Duty Vehicles (MHDV) OECD China India Other Non-OECD Demand range Aviation Industrial/petrochemicals Other Source: BHP internal analysis. 1. Sectoral breakouts refer to our Central case assumptions. Petroleum briefing 11 November 2019 14

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Electrification of transport: a strategic theme

Light duty vehicle and bus fleet electrification is inevitable, however the medium and heavy truck fleet remain resilient

Light duty vehicles fleet by segment
(%)



100
50
0
2025e
2050e
ICE
BEV/PHEV

Today: 28 MMbbl/d ➡ 2050: 8–22 MMbbl/d

Bus fleet by segment
(%)



100
50
0
2025e
2050e
ICE
Electricity
Natural gas

Today: 3 MMbbl/d ➡ 2050: 2–4 MMbbl/d

Medium and heavy truck fleet by segment
(%)



100
50
0
2025e
2050e
ICE
Electricity
Natural gas

Today: 14 MMbbl/d ➡ 2050: 14–20 MMbbl/d

Contribution of oil demand from road transport expected to fall from ~50% today to a range of 30–40% by 2050

Source: BHP internal analysis.
Note: All data represented in the charts corresponds to our Central case assumption, while the range in text references our High and Low cases. ICE: Internal Combustion Engine; BEV/PHEV: Battery Electric Vehicles/Plug-in Hybrid Electric Vehicles.

Petroleum briefing
11 November 2019
15
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Compelling long run supply-demand fundamentals

A supply gap of more than 50 MMbbl/d could emerge by 2035; "yet-to-find" barrels will be an increasingly important contributor

- **Compelling fundamentals**
  - there is a structural supply-demand gap in all our cases that persists beyond the peak in demand
  - base supply decline will require cumulative new supply equal to 1.5x OPEC by 2035
  - we expect oil to be in an inducement pricing regime more often than not; cost curve to remain steep
- **Upstream investment and project sanctions required**
  - the industry has under-invested in both exploration and deepwater development over the past five years[1]
  - conventional oil resources sanctioned for development fell to 7 Bboe from 2016-18 (annual average), 60% lower than previous five years[1]
  - creates the possibility of a steep price correction in the mid-2020s

Oil demand and onstream supply
(MMbbl/d)


2018
2050e
Base supply
Under development
Demand range

Oil supply by resource theme
(MMbbl/d)


2020e
2030e
2035e
2050e
Onstream & other
OPEC
Onshore
Offshore
US L48
Yet-to-find
Demand range

Source: BHP internal analysis.

1. International Energy Agency (2019), World Energy investment 2019, IEA, Paris.

Petroleum briefing
11 November 2019
16
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Gas demand diversified and resilient; LNG gaining share

LNG demand could double by 2035, outpacing global gas demand growth

- **Global gas demand to rise**
  - share of total primary energy demand increases from 22% to 26% by 2050
  - gas complements renewables in power sector
  - LNG is the fastest growing fossil fuel segment, with LNG share of global gas demand expected to rise from 12% to ~20% by 2050
- **Recent wave of new LNG supply weighs on the market until the mid 2020s**
  - new supply from North America, Australia, Russia and Mozambique out-stripping demand, with overflow to European storage
  - strong demand growth from Asia and Europe could allow the market to balance by the mid-2020s

Global gas demand by sector
(Bcf/d)


500
250
0
2015
2020e
2025e
2030e
2035e
2040e
Power
Industrial
Residential/commercial
Others
LNG demand

Global LNG supply-demand balance
(Bcf/d)


2015
2020e
2025e
2030e
2035e
2040e
Operational
Under construction
Demand range

Source: BHP internal analysis.

Petroleum briefing
11 November 2019
17
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Price harmonisation increases importance of asset choice

Natural gas assets with access to infrastructure will be advantaged as the global LNG market matures

- **LNG market moving towards a global benchmark**
  - US export capacity is drawing the key consumer regions of Asia and Europe closer together
  - as the industry expands, single large projects have less impact on the overall market balance
- **Contracting terms continue to evolve**
  - contract duration has reduced since the early 2000s, as buyers demand shorter lengths
  - spot markets are deepening
  - indexation to oil has dropped in favour of Henry Hub indexing and hybrid pricing structures



Europe
7-12
North America[1]
9-19
Asia
31-47
Middle East
12-16
Africa
6-10
South America
2-3
Australia[2]
13-15
2018-2030 (Bcf/d)
Net exporter
Net importer

Note: Price harmonisation refers to the convergence of LNG pricing around a global benchmark.
Source: BHP internal analysis.
1. Includes Mexico.
2. Includes Papua New Guinea.

Petroleum briefing
11 November 2019
18
BHP

Commodities Assets and opportunities Exploration Capabilities Value and returns Supportive fundamentals for oil and advantaged gas New supply needs to be continuously induced to balance markets Why we like oil When we like gas • Conventional oil assets to remain attractive • Gas assets are attractive if: for several decades – geographically advantaged through infrastructure, customers, or both – supply-demand gap exists across all demand cases, even after an eventual peak – competitive on the cost curve – perpetual natural field decline leads supply • Abundance of the underlying resource to decline faster than demand makes asset choice critical – steep cost curve creates margin for assets competitive on the cost curve – even with increasing electrification, a supply-demand gap maintains inducement economics Structural supply-demand gap and a steeper cost curve underpins our more favourable outlook for oil than gas Petroleum briefing 11 November 2019 19Commodities Assets and opportunities Exploration Capabilities Value and returns Supportive fundamentals for oil and advantaged gas New supply needs to be continuously induced to balance markets Why we like oil When we like gas • Conventional oil assets to remain attractive • Gas assets are attractive if: for several decades – geographically advantaged through infrastructure, customers, or both – supply-demand gap exists across all demand cases, even after an eventual peak – competitive on the cost curve – perpetual natural field decline leads supply • Abundance of the underlying resource to decline faster than demand makes asset choice critical – steep cost curve creates margin for assets competitive on the cost curve – even with increasing electrification, a supply-demand gap maintains inducement economics Structural supply-demand gap and a steeper cost curve underpins our more favourable outlook for oil than gas Petroleum briefing 11 November 2019 19

High-return assets and opportunities Geraldine Slattery President Operations Petroleum ShenziHigh-return assets and opportunities Geraldine Slattery President Operations Petroleum Shenzi

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Quality assets concentrated in key heartlands

Over 3 Bboe in resources provide potential to expand our presence in the Gulf of Mexico, Trinidad & Tobago and Western Australia

Western Australia

Northwest Shelf (NWS)
Scarborough
Pyrenees
Macedon

974 MMboe
2P+2C resources

Bass Strait

452 MMboe
2P+2C resources

US Gulf of Mexico

Mad Dog
Atlantis
Shenzi
Wildling
Neptune

937 MMboe
2P+2C resources


Rest of portfolio
Proved
2P
~3.2
Bboe
Other US GoM
2C
Probable
T&T North
Scarborough
Trion
Wildling

Eastern Canada

Eastern Canada: 5,434 km^2

US Gulf of Mexico

Western: 2,180 km^2
Central: 838 km^2

Mexico

Trion

222 MMboe
2P+2C resources

Trinidad & Tobago[1]

Angostura
Ruby[2]
T&T North
T&T South

582 MMboe
2P+2C resources

Note: Algeria resource volumes included in Rest of portfolio wedge.
1. Includes Bélé and Tuk discoveries which represent a combined 180 MMboe (net).
2. Ruby project includes the Ruby and Delaware fields.

Petroleum briefing
11 November 2019
21
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Replenishing the portfolio with high-value resources

Balanced portfolio provides strong foundation for growth through the next decade

Heartlands	
Bass Strait	Advantaged gas position with modest investable opportunities
Western Australia	North West Shelf provides strong free cash flows; Scarborough offers growth potential
US Gulf of Mexico	Large, long-life and expandable oil position
Mexico	First deepwater oil asset in Mexico with equity and exploration potential
Trinidad & Tobago	Advantaged gas position with significant volumes and equity, providing flexibility on development

Value accretive production potential over the next decade[1,2]
(Production, MMboe)


200
150
100
50
0
T&T North
Mexico
T&T shallow water
US Gulf of Mexico
Western Australia
Bass Strait
Other[2]
FY19 FY20e FY21e FY22e FY23e FY24e FY25e FY26e FY27e FY28e FY29e FY30e
Unconstrained scenario

1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. Volumes include base, sanctioned and unsanctioned projects, and exploration.
2. Other production includes volumes from Algeria.

Petroleum briefing
11 November 2019
22
BHP

Commodities Assets and opportunities Exploration Capabilities Value and returns Australia: strong free cash flow generation Bass Strait and North West Shelf demonstrate the strength of our base assets 1,2 Australian assets: production by lifecycle • Bass Strait: high returns with upside through the 2020s (Production, MMboe) – highly cash generative, advantaged gas play 80 – West Barracouta sanctioned in FY19 with a ~20% IRR – multiple improvement projects with expected average IRRs >30% 40 • North West Shelf: consistently delivers high returns – strong free cash flow generation from equity gas 0 – followed by revenue generation from other resource owners FY19 FY20e FY21e FY22e FY23e FY24e FY25e FY26e FY27e FY28e FY29e FY30e Base production Sanctioned projects • Manage the portfolio for value Unsanctioned projects Scarborough – advance Scarborough to final investment decision Australian assets: free cash flow and capex profile (US$ billion) – commercialise remaining resources 3 Free cash flow Capex – recognise optimal exit windows 2 1 0 (1) FY19 FY20-24e FY25-30e 1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and average average does not constitute guidance. Volumes include base, sanctioned and unsanctioned projects, and exploration. 2. Scarborough production at BHP effective working interest of 26.5% across WA-1-R and WA-62-R; excludes the 10% option. Free cash flow and capex at Wood Mackenzie prices At US$60-80/bbl oil price Petroleum briefing 11 November 2019 23Commodities Assets and opportunities Exploration Capabilities Value and returns Australia: strong free cash flow generation Bass Strait and North West Shelf demonstrate the strength of our base assets 1,2 Australian assets: production by lifecycle • Bass Strait: high returns with upside through the 2020s (Production, MMboe) – highly cash generative, advantaged gas play 80 – West Barracouta sanctioned in FY19 with a ~20% IRR – multiple improvement projects with expected average IRRs >30% 40 • North West Shelf: consistently delivers high returns – strong free cash flow generation from equity gas 0 – followed by revenue generation from other resource owners FY19 FY20e FY21e FY22e FY23e FY24e FY25e FY26e FY27e FY28e FY29e FY30e Base production Sanctioned projects • Manage the portfolio for value Unsanctioned projects Scarborough – advance Scarborough to final investment decision Australian assets: free cash flow and capex profile (US$ billion) – commercialise remaining resources 3 Free cash flow Capex – recognise optimal exit windows 2 1 0 (1) FY19 FY20-24e FY25-30e 1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and average average does not constitute guidance. Volumes include base, sanctioned and unsanctioned projects, and exploration. 2. Scarborough production at BHP effective working interest of 26.5% across WA-1-R and WA-62-R; excludes the 10% option. Free cash flow and capex at Wood Mackenzie prices At US$60-80/bbl oil price Petroleum briefing 11 November 2019 23

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Scarborough: working to advance development

Material growth potential through development of Scarborough and unlocking additional contingent resources

- **Large, long-life resource**
  - 2C resources: 11.1 Tcf[1] (gross)
  - proposed development concept of 13 subsea wells tied back to a semi-submersible floating production unit
  - opportunity for further expansion through Thebe/Jupiter tieback
- **Advantaged gas opportunity**
  - close to attractive LNG markets
  - enabled by leveraging regional infrastructure
- **Working with operator to advance development**
  - negotiations for gas processing ongoing
  - capex of US$1.4–1.9 billion[1] (net), with a final investment decision expected in CY20

BHP's Western Australia heartland


Thebe
Jupiter
Scarborough
North West Shelf
LNG Plant
Dampier
Karratha
Stybarrow
Pyrenees
Macedon
Onslow
Macedon
Gas Plant
BHP
Liquid Fields
Gas Fields

Timeline


CY2020
2021
2022
2023
2024
2025
2026
2027
FID range
First production range

1. Based on information provided by operator. Represents BHP's current equity position as 25% in WA-1-R and 50% in WA-62-R.

Petroleum briefing
11 November 2019
24
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

US Gulf of Mexico: big fields get bigger

Growing pipeline of high-return projects across all three assets

- **Atlantis: additional targets unlocked with advanced seismic**
  - Phase 3: 8 well tieback; 32 Mbbl/d incremental liquids peak rate (gross); >40% IRR with first oil expected in CY20
  - multiple future development projects in planning phase
- **Mad Dog: tier one asset in the US Gulf of Mexico**
  - Phase 2: 140 Mbbl/d liquids peak rate (gross); >15% IRR with first oil expected in CY22
  - future unsanctioned projects include Northwest Water Injection (NWI) and tieback opportunities
- **Shenzi: operated infield and nearfield opportunity sets**
  - Wildling Phase 1: two well development tieback to Shenzi derisks future development phase concept
  - future unsanctioned projects include Shenzi Subsea Multi-Phase Pumping and further infill targets
- **Pipeline of unsanctioned growth opportunities enabled by Ocean Bottom Node (OBN) seismic and advanced processing**

US Gulf of Mexico delivers value-accretive production[1]
(Production, MMboe)


40
20
0
FY19 FY20e FY21e FY22e FY23e FY24e FY25e FY26e FY27e FY28e FY29e FY30e
Mad Dog
Atlantis
Shenzi / Wildling
Other

US Gulf of Mexico drives strong returns over the next 10 years
(ROCE, %)


30
15
0
FY19
FY20-24e
FY25-30e
ROCE at Wood Mackenzie prices
At US$60-80/bbl oil price

1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
25
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Trion: Mexico’s first deepwater development

Material oil resource advancing towards an early 2020s final investment decision

- **Large oil resource: 222 MMboe net 2C resources**
- **Successful appraisal program has reduced uncertainty**
  - first deepwater well drilled by an international operator
  - top-tier drilling performance
  - reduced downside uncertainty associated with potential gas cap
- **Deploying our deepwater capabilities in Mexico**
  - top-five deepest offshore oil development
  - focus on building strong relationships, safety performance and social value
- **Unlocking further opportunities**
  - additional exploration drilling in the Trion block in FY21
  - continue to look for attractive investment opportunities to expand our position in Mexico

BHP’s Trion position in relation to US Gulf of Mexico blocks


USA
MEXICO
HARLINGEN
REYNOSA
BROWNSVILLE
SAN FERNANDO
ABASOLO
TRION
BHP
CHEVRON
SHELL
CNOOC
PEMEX
TOTAL
REPSOL
PREMIER
0 25 50 Miles
Gas fields[1]
Oil fields[1]
BHP leases
Mexico leases
US current leases

Timeline


CY2020
2021
2022
2023
2024
2025
2026
2027
Schedule range excludes non-project risks
Exploration drilling
FID range
First production range

1. Source: Wood Mackenzie.

Petroleum briefing
11 November 2019
26
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Trinidad & Tobago: a material, deepwater gas discovery

Building on our existing position in the region and successfully unlocking a frontier basin

- **T&T North deepwater gas exploration program successful**
  - discovered 3.5 Tcf gross contingent resources, with additional unpenetrated potential (net interest 70%)
  - evaluation ongoing for upside potential from recent drilling
  - multiple gas discoveries suited to a hub development
- **Development planning and commerciality assessment**
  - targeting LNG and gas-short domestic markets
  - currently evaluating multiple development concepts
  - final investment decision expected by CY24
- **Ruby to offset declines from Angostura in mid-2020s**
  - Ruby project sanctioned August 2019; IRR ~30%
  - further oil development upside unlocked from recent OBN
- **Additional exploration and appraisal opportunities**
  - evaluating a deep test in the southern deepwater licenses
  - assessing commerciality potential of gas discovery in the south

Trinidad & Tobago North licenses and discoveries


Block 23(a)
Burrokeet 2
Carnival-1
2C Contingent Resources
Penetrated, evaluation ongoing
Prospective Volumes
BHP Dry Hole
BHP Gas Discovery
Bele-1
Boom-1
Bongos-2
Hi-Hat 1
Tuk-1
Block 14


Timeline
CY2020
2021
2022
2023
2024
2025
2026
2027
2028
T&T North
FID range
First production range

Petroleum briefing
11 November 2019
27
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

A healthy pipeline of options supports our future

Constantly identifying and derisking new opportunities while progressing only the best options

Significant growth potential over the next decade
(Value[1], BHP share)


Exploration
Unsanctioned projects
Sanctioned projects
Base production
Eastern Canada
T&T North
Western GoM (EB Hub)
Western GoM (GB Hub)
Eastern Australia
Western Australia
Scarborough
Trion
Wildling
Gulf of Mexico
Atlantis Ph3
Mad Dog Ph2
Ruby
West Barracouta
NWS
APU
Bass Strait
Atlantis
Shenzi
Mad Dog
Angostura
Reduced risk, increasing value

Value accretive production potential over the next decade[2]
(Production, MMboe)


200
150
100
50
0
T&T North
Unsanctioned projects
Sanctioned projects
Base production
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Unconstrained scenario

1. Unrisked values at BHP long-term price forecasts.
2. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance; Eastern Canada and Western GoM volumes not shown as they begin producing outside the forecast period.

Petroleum briefing
11 November 2019
28
BHP

Delivering the future through exploration Sonia Scarselli VP Exploration and Appraisal Deepwater InvictusDelivering the future through exploration Sonia Scarselli VP Exploration and Appraisal Deepwater Invictus

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Our exploration strategy is delivering

Exploration has added ~800 MMboe of 2C resources since FY17

Access → Explore → Appraise

- **Tier one potential, geographically focused**
  - bias for oil
  - big reservoir systems, world class source rock
  - large scale; >100 Mboe/d net; multiple pools >250 MMboe
- **Value focused**
  - competitive fiscal terms
  - early access at high equity
- **BHP way**
  - acquire the right data
  - rigorous "bottom-up" systems based technical evaluation

Substantial increase in 2C[1,2] resources, back to FY12 levels
(Net 2C resources, MMboe)


2,200
1,800
1,400
1,000
↑70%
112
68
222
408
41
19
FY17
Production Unit Adds
Wildling increase
Trion
T&T North
T&T South
Other E&A

1. T&T North 408 MMboe includes FY19 Bongos 2C of 228 MMboe and FY20 Bélé and Tuk discoveries which represent combined 2C of 180 MMboe as of 30 September 2019 (net, no fuel).
2. Samurai 19 MMboe (net, no fuel) exited for value. The sale closed on 4 November 2019.

Petroleum briefing
11 November 2019
30
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Investing in the BHP way underpins our success

Getting the right data, at the right time, and capturing the play is crucial to creating value in exploration

- **Invest in the right data to describe the volume, risk and value of an opportunity to maximise chance of success**
- **Focused strategy has resulted in strong technical and likely commercial success**
  - Trion
  - Wilding
  - Trinidad & Tobago North
- **We have the right people and processes**
  - regionally based exploration teams supported by globally integrated geoscience expertise
  - right data and fit-for-purpose systems
- **Added new tier one opportunities**

Technical success translating to likely commercial success


(%)
100
50
0
FY17
FY18
FY19
FY20 (YTD)
Technical success rate
Likely commercial success

Acquiring the right data ahead of drilling
(FY20 – FY24 spend categories[1])


Seismic reprocessing
Seismic acquisition
Exploration drilling
Seismic licensing
Studies & data
Appraisal drilling

1. Excludes lease access and rental costs.

Petroleum briefing
11 November 2019
31
BHP

Commodities Assets and opportunities Exploration Capabilities Value and returns Early access to capture value and enable optionality We have added tier one potential opportunities to the portfolio at high equity • Early access with high equity to manage risk through lifecycle • Large material positions in major potential petroleum systems • Continue to look for oil focused opportunities that improve value of the portfolio Eastern Canada US GoM Exploration and appraisal acreage Mexico 2 (km ) (Average working interest, %) Barbados 6,000 100 Western Australia Trinidad & Tobago 3,000 50 Bass Strait 0 0 T&T T&T Mexico US GoM Barbados Eastern North South Canada Net acreage (LHS) Working interest (RHS) Petroleum briefing 11 November 2019 32Commodities Assets and opportunities Exploration Capabilities Value and returns Early access to capture value and enable optionality We have added tier one potential opportunities to the portfolio at high equity • Early access with high equity to manage risk through lifecycle • Large material positions in major potential petroleum systems • Continue to look for oil focused opportunities that improve value of the portfolio Eastern Canada US GoM Exploration and appraisal acreage Mexico 2 (km ) (Average working interest, %) Barbados 6,000 100 Western Australia Trinidad & Tobago 3,000 50 Bass Strait 0 0 T&T T&T Mexico US GoM Barbados Eastern North South Canada Net acreage (LHS) Working interest (RHS) Petroleum briefing 11 November 2019 32

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Eastern Canada: major potential tier one oil opportunity

Orphan Basin bringing options for the 2030s

- **Opportunity details**
  - BHP (100% WI, operator)
  - Orphan Basin contains significant prospective potential[1]
  - large leases (2,700 km^2) with multiple play types (one GoM lease is 23 km^2)
  - giant structures with 100-500 km^2 with potential for multiple closures at reservoir level
- **Next steps**
  - reprocessing seismic
  - targeting first exploration well in FY22


Orphan Basin
Flemish Pass Basin
Jeanne d'Arc Basin
BHP
BP
CNOOC
Chevron
Equinor
Exxon
Husky
Imperial
Suncor
Fields[2]
Prospects


Orphan Basin
BHP Prospect
BHP Prospect
BHP Prospect
kilometres
Economic Basement
MOHO
Tithonian Reservoir Targets

Timeline


CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Explore
Appraise

1. Offshore Newfoundland & Labrador Resource Assessment – Orphan Basin Area NL18-CFB01 (BeicipFranlab September 2018).
2. Source: Wood Mackenzie.

Petroleum briefing
11 November 2019
33
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Western GoM: extending prolific Perdido play sub-salt

Using innovative technology to image the play

- **Opportunity details**
  - BHP (100% WI, operator); secured key position as early mover
  - historically underexplored area due to sub-salt imaging challenges
  - acquired world's first exploration OBN[1] seismic survey to improve sub-salt imaging; currently finalising processing
  - added new Garden Banks (GB) Hub in August 2019 lease sales
- **Next steps**
  - targeting first East Breaks (EB) Hub exploration well in FY21/FY22
  - planning OBN for GB Hub in FY21


EB Hub
GB Hub
AC Hub
Trion
BHP
Equinor
Shell


Perdido Foldbelt
BHP Prospect
BHP Prospect
Great White
SALT
Oceanic Basement
Continental Basement
Paleogene Reservoir Targets

Timeline


CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Explore
Appraise

1. Western GoM OBN 2018 Seismic, OCS Permit T18-010.

Petroleum briefing
11 November 2019
34
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Finding new hydrocarbons – executing our program

Testing five petroleum systems over the next three years

	Stage	FY20	FY21	FY22	
T&T North	*Appraisal*				Moving to appraisal
T&T South	*Exploration*				Testing deeper potential
Mexico	*Exploration*				Tieback opportunity for Trion
Central GoM	*Exploration*				Adding to a heartland
Western GoM	*Early exploration*				Derisking with technology
Eastern Canada	*Early exploration*				Preparing for play test

Access — **Identifying the highest ranked potential tier one opportunities to feed the pipeline**

Exploration · Appraisal · Seismic reprocessing · Seismic acquisition / purchase

Petroleum briefing
11 November 2019
35
BHP

Capabilities to deliver on our strategy Geraldine Slattery President Operations Petroleum HoustonCapabilities to deliver on our strategy Geraldine Slattery President Operations Petroleum Houston

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Social value is an integral part of our business

The health and safety of our people, environment and wellbeing of our communities are essential preconditions to shareholder value

Our people	Environment	Communities
Safety	**Climate**	**Mexico**
44% ↓ high potential injury events from FY15 to FY19, only eight injury incidents since FY15	**15% ↓** greenhouse gas emissions from FY18 to FY19 driven by efficiency gains and production decline	**10%** national content, up to double the licence agreement requirements
Inclusion and diversity	**Conservation**	**Trinidad & Tobago**
87% favourable inclusion index score, 14% higher than oil and gas industry peers in FY19	**3 programs** across US Gulf Coast, Trinidad & Tobago and Australia to preserve wetlands, limit coastal erosion, and preserve marine life	**Road safety** reduction in road fatalities since BHP began working with the Government and NGOs on road safety

Petroleum briefing
11 November 2019
37
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Exploration strategy reset is delivering success

Larger discoveries and higher success rate drives improvement in finding cost

- **Building on recent exploration success**
  - success in Mexico, Trinidad & Tobago and the US Gulf of Mexico increased 2C resources by ~800 MMboe since FY17
  - strong technical and likely commercial success
- **Leading explorer in maximising resource per well**
  - 80 MMboe per well in average resource size
  - top third within peer group[1]
- **Focused exploration has led to competitive finding costs**
  - potential heartland established in Trinidad & Tobago
  - during 2015-2019, BHP ranked in the top third for average exploration finding costs at US$2.6/boe[1,2]
- **Leading approach to exploration**
  - acquire the right data to reduce risks ahead of drilling
  - only drill prospects with a high probability of working

2015-2019 average discovery size[1]
(MMboe per well)


200
100
0
BHP

2015-2019 exploration finding cost[1,2]
(US$/boe, real 2019)


10
5
0
BHP

Source: Wood Mackenzie, including BHP commissioned 2019 Exploration Benchmarking report.
1. Peer group includes oil majors and upstream independents.
2. Finding costs are calculated based on total exploration spent divided by net discovered resources from 2015-2019 YTD.

Petroleum briefing
11 November 2019
38
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

High performance culture delivering results

Relentless focus on costs and continuous improvement demonstrated in our operational and drilling performance

- **Continuous focus on productivity and high-margin investments supports unit costs below US$13/boe**
  - US$3.5/boe reduction over five years, with 12% lower volumes
  - medium-term unit cash costs expected to remain below FY14 levels
- **Demonstrated deepwater drilling capability**
  - proven capability in the deepwater
  - continuous learning cycle through transformation
  - Trion 3DEL the fastest well drilled in Mexico deepwater
- **Investing in our project capabilities and capital discipline**
  - working with joint venture partners
  - Project Centre of Excellence
  - mature governance framework

Unit costs actively managed
(US$/boe)


20
10
0
~25%
10.5-11.5
<13
FY14
FY15
FY16
FY17
FY18
FY19
FY20e
Medium
AUD/USD:
0.92
0.84
0.73
0.75
0.78
0.72
0.70
0.70

Recent deepwater drilling performance in Trinidad & Tobago 2016-2019[1]
(days per 1,000 ft)


10
5
0
Most recent BHP wells
Carnival
Boom
Tuk
Bélé
Hi Hat
Concepcion
Le Clerc
Bongos
Victoria
Burrokeet

1. All 2019 wells are named above. Trinidad & Tobago BHP wells exclude coring and logging time. Two Suriname wells are also included in the Trinidad & Tobago data. Source: IHS Rushmore and CNH (Mexico wells).

Petroleum briefing
11 November 2019
39
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Transformation unlocking new opportunities

Focused on key value drivers for BHP

Explore

Transparent Earth
- OBN acquisition for deepwater exploration
- Low frequency seismic sources for breakthrough image accuracy
- Machine Learning & Data Analytics powering Petroleum and Minerals Global Endowment


OBN early seismic image from the Western Gulf of Mexico

Develop

Facilities of the future
- Leveraging digital technologies for Trion design, construct and operate
- Integrating emerging technology optionality
- Multi-phase pumping applied to GOM deep-water operated development and production


Multi-phase subsea pump

Produce

Integrated reservoir imaging and characterisation
- OBN to unlock contingent resources and new opportunities
- Integrating 4D seismic and well imaging tools will unlock further Pyrenees potential
- Proprietary production optimisation tools


Integrating seismic, reservoir simulation and real-time logging to best place wells for maximum recovery

Petroleum briefing
11 November 2019
40
BHP

Petroleum delivers value and strong returns Geraldine Slattery President Operations Petroleum ShenziPetroleum delivers value and strong returns Geraldine Slattery President Operations Petroleum Shenzi

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

High-margin barrels drive production growth and returns

Current opportunities deliver significant volumes, and more than offset Bass Strait and North West Shelf field declines

Base production	• Strong free cash flow and returns through 2020s • 10+ years of meaningful production from the base • High-returning investments limit overall production decline to ~1.5% CAGR over the next five years
Sanctioned projects	• Oil-dominated projects delivering strong returns • Atlantis Phase 3, Mad Dog Phase 2, Ruby and West Barracouta to add ~25 MMboe in FY23
Unsanctioned projects	• Scarborough, Trion and US GoM embedded options add significant potential growth from mid-2020s • Competitive pipeline of high-return and improvement projects yield ~3% production CAGR from FY20-30
Exploration and future options	• Material gas discoveries in Trinidad & Tobago North • Progressing exploration in Western Gulf of Mexico and Eastern Canada for tier one oil opportunities • Targeting further oil exposed growth

Value accretive production potential over the next decade
(Production, MMboe)



200
150
100
50
0
T&T North
2016 Petroleum briefing
Unsanctioned projects
Sanctioned projects
Base production
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Unconstrained scenario

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
42
BHP

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Petroleum investments compete for capital

Flexibility to manage investments across the Group

- **We aim to balance investments, shareholder returns and balance sheet strength to maximise value and returns**
  - promotes discipline in all capital decisions
  - we have a broad suite of attractive opportunities, across all quadrants of our risk and return framework
  - high number of valuable Petroleum options that compete strongly against other options in the Group portfolio; only the most competitive opportunities will progress
- **Flexibility to manage investments across the Group**
  - optionality through high equity interests and operatorship
  - embedded options allow capital phasing and smoothing

Petroleum unconstrained investments to fund all existing options[1]
(US$ billion)


5.0
2.5
0.0
FY19
FY20-FY22e
FY23-FY25e
FY26-FY28e
Exploration expenditure
Capital expenditure

Flexibility in average annual capital expenditure[2]
(FY20-28e, % of total expenditure)


Maintenance
Improvement
Major sanctioned projects
Major unsanctioned projects


Other
Australia
US GoM
T&T
Mexico

1. This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
2. Excludes annual exploration expenditure.

Petroleum briefing
11 November 2019
43

BHP

Commodities Assets and opportunities Exploration Capabilities Value and returns Delivering strong margins, high returns and value A strong base combined with high-return major projects and exploration growth opportunities significantly increases value 2 EBITDA EBITDA margin Growth options have the potential to grow base value by up to 80% (US$ billion) (%) (Risked value uplift) 8 70 4 0 50 FY15-19 average FY20-24e average FY25-30e average At US$60-80/bbl oil price EBITDA at Wood Mackenzie prices EBITDA margin range Returns 1 (ROCE , %) 25 20 15 10 5 0 FY15-19 average FY20-24e average FY25-30e average FY19 base value Sanctioned Unsanctioned T&T North and Total portfolio projects projects risked ROCE at Wood Mackenzie prices At US$60-80/bbl oil prices exploration Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. Value at Wood Mackenzie prices 1. Excludes exploration expenditure. 2. Risked value uplift: represents total potential increase in base value from the addition of upside opportunities. Petroleum briefing 11 November 2019 44Commodities Assets and opportunities Exploration Capabilities Value and returns Delivering strong margins, high returns and value A strong base combined with high-return major projects and exploration growth opportunities significantly increases value 2 EBITDA EBITDA margin Growth options have the potential to grow base value by up to 80% (US$ billion) (%) (Risked value uplift) 8 70 4 0 50 FY15-19 average FY20-24e average FY25-30e average At US$60-80/bbl oil price EBITDA at Wood Mackenzie prices EBITDA margin range Returns 1 (ROCE , %) 25 20 15 10 5 0 FY15-19 average FY20-24e average FY25-30e average FY19 base value Sanctioned Unsanctioned T&T North and Total portfolio projects projects risked ROCE at Wood Mackenzie prices At US$60-80/bbl oil prices exploration Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. Value at Wood Mackenzie prices 1. Excludes exploration expenditure. 2. Risked value uplift: represents total potential increase in base value from the addition of upside opportunities. Petroleum briefing 11 November 2019 44

Commodities | Assets and opportunities | Exploration | Capabilities | Value and returns

Petroleum is positioned for long-term value creation

Our strategy identifies how to position the portfolio to maximise long-term value and deliver high returns for shareholders

Best commodities

Oil attractive for decades
even with electrification, supported by supply gap and steep cost curves

Advantaged gas
through infrastructure, customers, or both

New supply
needs to be continuously induced to balance markets

Best assets

>60% EBITDA margin
expected over the next 10 years from our high-quality assets

Competitive pipeline
of options yields ~3% average production CAGR from FY20 to FY30

Optimise legacy assets
manage mature assets for value

Best capabilities

Safety and sustainability
top quartile safety performance

Exploration success
focused strategy added ~800 MMboe in 2C resources since FY17

High-performing culture
leading to top quartile operational and deepwater drilling performance

Petroleum ROCE expected to average >15% over the next 10 years; average major project IRRs of ~25%

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance. EBITDA margin and ROCE based on Wood Mackenzie prices. ROCE excludes exploration.

Petroleum briefing
11 November 2019
45
BHP

AppendixAppendix

Petroleum guidance

Conventional Petroleum	FY20e	Medium term					
Petroleum production (MMboe)	110 -116	~110	FY20 volumes expected to decrease due to planned maintenance at Atlantis and natural field decline across the portfolio. Decline of ~1.5% p.a. over medium term includes projects yet to be sanctioned.				
Capital expenditure (US$bn)	1.2			Sanctioned	Capex (BHP share)	First production	Production (100% basis at peak)
			Mad Dog Phase 2	February 2017	US$2.2 billion	CY22	140,000 bbl/d
			West Barracouta	December 2018	~US$140 million	CY21	104 MMscf/d
			Atlantis Phase 3	February 2019	~US$700 million	CY20	32,000 bbl/d (oil)
			Ruby	August 2019	~US$280 million	CY21	16,000 bbl/d (oil) and 80 MMscf/d (gas)
Exploration expenditure (US$bn)	0.7		Focused on Mexico, the Gulf of Mexico, Canada, the Caribbean and identifying growth opportunities.				
Unit cost (US$/boe)	10.5-11.5	<13	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rate of AUD/USD 0.70.				

Note: All guidance is in nominal terms.

Petroleum briefing
11 November 2019
48
BHP

World class portfolio of producing assets

Country	Asset	Operator	BHP ownership	First production	FY19 production	Future Development Options
Australia	Bass Strait	Esso	Gippsland Basin Joint Venture (GBJV): 50.0% Kipper Unit Joint Venture (KUJV): 32.5%	1969	Liquids: 10.6 MMboe Gas: 18.6 MMboe	West Barracouta *(sanctioned)* Kipper Phase 2 Additional infill opportunities
Australia	North West Shelf (NWS)	Woodside	12.5 – 16.67% across 9 separate joint venture agreements	1984	Liquids: 6.7 MMboe Gas: 24.2 MMboe	South Goodwyn North West Shelf Other Resource Owner Additional infill opportunities
Australia	Pyrenees	BHP	WA-42-L permit: 71.43% WA-43-L permit: 39.999%	2010	Liquids: 3.3 MMboe	Pyrenees Phase 4
Australia	Macedon	BHP	71.43%	2013	Gas: 7.3 MMboe	Wet Gas Compression Additional infill opportunities
United States	Atlantis	BP	44.0%	2007	Liquids: 15.5 MMboe Gas: 1.3 MMboe	Atlantis Phase 3 *(sanctioned)* Atlantis Phase 4 Atlantis opportunities
United States	Mad Dog	BP	23.9%	2005	Liquids: 5.1 MMboe Gas: 0.1 MMboe	Mad Dog Phase 2 *(sanctioned)* Mad Dog Northwest Water Injection Mad Dog opportunities
United States	Shenzi	BHP	44.0%	2009	Liquids: 8.0 MMboe Gas: 0.3 MMboe	Subsea Multi-Phase Pumping Wildling Phase 1 Additional infill opportunities
United States	Neptune	BHP	35%	2008	Liquids: 0.6 MMboe Gas: 0.0 MMboe	
Trinidad & Tobago	Greater Angostura	BHP	45.0% Block 2(c) 68.46% effective interest in Block 3(a) Project Ruby	2005	Liquids: 1.2 MMboe Gas: 12.5 MMboe	Ruby *(sanctioned)*
Algeria	ROD Integrated Development	Joint Sonatrach / ENI	29.3% effective interest in the ROD Integrated Development	2004	Liquids: 3.6 MMboe	Phase 2 Infill Drilling

Note: FY19 production from Minerva and UK assets not included in the above table.
Amounts in the above Ownership column represent working interest.

Petroleum briefing
11 November 2019

49

BHP

Bass Strait: high returns with upside through the 2020s

Strong market demand supports continued investments

Net production



(MMboe)
40
20
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base
Sanctioned projects
Unsanctioned projects

Bass Strait detail



Longford Plant
Snapper
Sweetlips
Moonfish
Turrum
Tuna
West Tuna
Kipper
Flounder
Barracouta
Bream
Blackback
West Kingfish
Kingfish
Fortescue
Halibut
Cobia
BHP
Liquid fields
Gas fields
Bass Strait

Investment opportunities

Sanctioned projects

- West Barracouta sanctioned in FY19, ~20% IRR, with first production expected in CY21

Unsanctioned projects

- Multiple unsanctioned improvement projects with average IRRs >30%
  - Kipper Phase 2 expected to FID in FY20, proposed as a 2 well tieback
  - Longford gas plant debottlenecking to sustain throughput in FY25
- Seismic planned for CY20 to unlock resource development

Key highlights

- Advantaged gas play
- Highly cash generative
- Strong acreage and infrastructure position

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. Excludes Minerva field.
2. At Wood Mackenzie prices.

FY19 production / FY25e production



Bass Strait
29
MMboe
Liquids production



Bass Strait
23
MMboe
Gas production

Key metrics

1P Reserves:	206 MMboe[1]
2P Reserves:	270 MMboe[1]
2P+2C Resources:	451 MMboe[1]
FY20-25 average ROCE:	~15%[2]

Petroleum briefing
11 November 2019
50

BHP

Western Australia: strong base with optionality

Material growth potential through development of Scarborough and unlocking additional contingent resources

Net production



(MMboe)
50
25
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base
Unsanctioned projects
Scarborough

West Australia assets



Thebe
Jupiter
Scarborough
North West Shelf
LNG Plant
Dampier
Karratha
Stybarrow
Pyrenees
Macedon
Onslow
Macedon Gas Plant
BHP
Liquid fields
Gas fields

Investment opportunities

Unsanctioned projects

- Scarborough offers material growth
- Multiple unsanctioned improvement projects with average IRRs >35%
  - South Goodwyn: 3 well subsea tieback
  - Lambert Deep standalone subsea tieback
  - Macedon and NWS compression projects
- North West Shelf tolling opportunity for third party gas
- Pyrenees Phase 4: robust opportunities targeting developed and undeveloped reservoirs being matured

Key highlights

- Scarborough FID expected in CY20, with increased resource base
- Greater Western Flank 2 achieved first gas in FY19, ahead of schedule
- Strong free cash flow generation and returns on brownfield projects

FY19 production



Pyrenees
Macedon
NWS
42
MMboe

FY25e production



Scarborough
NWS
42
MMboe
Pyrenees
Macedon
Liquids production
Gas production

Key metrics

1P Reserves:	268 MMboe
2P Reserves:	341 MMboe
2P+2C Resources:	974 MMboe
FY20-25 average ROCE:	~20%[1]

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. At Wood Mackenzie prices.

Petroleum briefing
11 November 2019
51
BHP

US Gulf of Mexico: large, long-life and expandable

Near-term projects deliver attractive returns, while major growth options increase production volumes

Net production



(MMboe)
40
20
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base
Sanctioned projects
Unsanctioned projects

Building on a solid foundation



Neptune
Shenzi
Mad Dog
Atlantis
Fields[1]
BHP leases

Investment opportunities

Sanctioned projects

- Atlantis Phase 3 (19% complete) first oil CY20
- Mad Dog Phase 2 (60% complete) first oil CY22

Unsanctioned projects

- Wildling: 2C resource 104 MMboe
  - Phase 1: two well development
  - Phase 2 and 3 on success of Phase 1
- Multiple unsanctioned projects with IRRs >20% unlocked through technology and latent capacity
- Shenzi OBN acquisition planned in FY20 to identify/derisk additional future growth projects

Key highlights

- Largest fields in the Gulf of Mexico with a long history of delivering value and consistent growth
- Continue to advance future opportunities by leveraging infrastructure, technology and remaining resource

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. Source: Wood Mackenzie. 2. At Wood Mackenzie prices.

FY19 production | FY25e production



Neptune
Mad Dog
Shenzi
Atlantis
31
MMboe
Wildling
Neptune
Shenzi
Atlantis
Mad Dog
36
MMboe
Liquids production
Gas production

Key metrics

1P Reserves:	302 MMboe
2P Reserves:	449 MMboe
2P+2C Resources:	937 MMboe
FY20-25 average ROCE:	~20%[1]

Petroleum briefing
11 November 2019
52
BHP

Future options: worked for value, timed for returns

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Option	Description	Operator	BHP Ownership	Potential execution timing	Capex BHP share (US$m)	Tollgate	Potential first production[1]
North West Shelf Other Resource Owner	Low risk investment opportunity to maximise Karratha Gas Plant value through processing other resource owner gas; benefits through tolling fees, cost recovery and life extension.	Woodside	16.67%	<5 years	>250	Pre-feasibility	FY26
Pyrenees Phase 4	Combination of well re-entries and new subsea wells which aim to optimise incremental value using the existing infrastructure.	BHP	71.43%	<5 years	>250	Opportunity Assessment	FY22
Scarborough[2]	Large resource of 13 subsea wells connected to a semisubmersible floating production unit from which gas is exported via pipeline to Pluto LNG facility for onshore processing.	Woodside	25% WA-1-R (50% WA-62-R)	1 year	1,400 - 1,900	Pre-feasibility	FY24
Atlantis Phase 4	Additional development opportunities for infill producing wells. Data obtained from Phase 3 project de-risks further development of multiple hydrocarbon bearing zones.	BP	44%	<5 years	>250	Opportunity Assessment	FY24
Mad Dog Northwest Water Injection	Two water injector wells providing water from Mad Dog Phase 2 facility to increase production at existing A Spar facility.	BP	23.9%	<5 years	>250	Pre-feasibility	FY24
Mad Dog opportunities	Additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with new wells tied back to existing facility, results in highly economic opportunities.	BP	23.9%	<5 years	>250	Opportunity Assessment	FY25
Shenzi Growth opportunities	Shenzi Subsea Multi-Phase Pumping (SSMPP); Subsea pumping opportunities to increase production rates from existing wells.	BHP	44%	1 year	<250	Pre-feasibility	FY23
Wildling Phase 1	Two Shenzi North wells tied-back to the Shenzi platform, provides the opportunity to accelerate production and unlock additional recoverable reserves. Phased development accelerates first oil, minimizes appraisal cost and reduces risk.	BHP	44%-72%	1-2 years	~500	Pre-feasibility	FY23
Trion	Large greenfield development in the deepwater Mexico GoM. Resource uncertainty reduced with recent successful appraisal drilling of 2DEL and 3DEL wells.	BHP	60%	2-3 years	>5,000	Conceptual	FY25
Trinidad & Tobago North	Completed successful exploration program on our Northern licenses. Potential material gas play in deepwater Trinidad & Tobago, well positioned to the Atlantic LNG plant onshore Trinidad & Tobago.	BHP	70%	<5 years	Under study	Opportunity Assessment	FY27

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. Potential first production data is an estimate and does not constitute guidance.
2. Based on information provided by operator. Represents BHP's current equity position as 25% in WA-1-R and 50% in WA-62-R.

Petroleum briefing
11 November 2019
53
BHP

Atlantis & Mad Dog: 10+ years of future delivery

Long history of consistent growth and delivery through the next decade

Atlantis Phase 3: BHP (44% WI); BP (operator) - *sanctioned*

8 well subsea tieback; first production FY21



Project IRR:	>40%
Project capex (BHP share):	US$700 million
Volumes (100% basis at peak):	32 Mbbl/d
Field life:	18 years
Project Status	19% complete (tracking to plan)

Future options: Atlantis Phase 4 infill program enabled by OBN and subsurface evaluation

Mad Dog Phase 2: BHP (23.9% WI); BP (operator) - *sanctioned*

FPSO with 22 subsea wells (14 producing wells, 8 water injection wells); first production FY22



Project IRR:	>15%
Project capex (BHP share):	US$2.2 billion
Volumes (100% basis at peak):	140 Mbbl/d
Field life:	35 years
Project Status	60% complete (tracking to plan)

Future options: Mad Dog northwest water injection, southwest extension, infill wells and cc sands enabled by ullage at Mad Dog Phase 2

Mad Dog and Atlantis production

(BHP production, MMboe)



30
15
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base production
Sanctioned projects
Unsanctioned projects

Timeline



CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Atlantis Phase 3
Mad Dog Phase 2
Mad Dog – Water injection
FID range
First production range

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
54
BHP

Greater Shenzi and Wildling: continuing to deliver value

Applying technology to unlock more resource and value

Shenzi growth projects: BHP (44% WI, operator) - *unsanctioned*

Subsea pumping opportunities to increase production rates from existing wells.
Anticipated FID: Q4 FY20; first production: Q1 FY22

Project capex range (BHP share):	<US$250 million
Production (100% basis at peak):	4 Mbbl/d
Field life:	15 years

Future options: Multiple infill assessments underway benefitting from OBN seismic and dynamic appraisal



Wildling Phase 1: BHP (44% - 72% WI, operator) - *unsanctioned*

Phase 1: Two producer development tied back to nearby facilities
Phase 1 anticipated FID: Q3 FY21; first production: Q2 FY23

Project capex (BHP share):	~US$500 million
Production (100% basis at peak):	15 Mbbl/d
Field life:	15 years

Future options: Additional phases with potential for water injection in BHP 100% blocks



Shenzi and Wildling production
(BHP production, MMboe)


10
5
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base production
Unsanctioned projects

Future volumes from unsanctioned projects are risked.

Timeline


CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Shenzi SSMPP
Wildling Phase 1
FID range
First production range

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.

Petroleum briefing
11 November 2019
55

BHP

Mexico: Trion project advancing

Building on our early-mover, high-equity positions in key areas to grow our portfolio

Net production



(MMboe)
40
20
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Unsanctioned projects

Key highlights

- First well drilled by an international operator in the Mexican deepwater (acquired Trion FY17)
- Trion 2 DEL appraisal well encountered oil in line with expectations
- Trion 3 DEL found oil above prior well intersections
- Performing further studies in FY20

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. Source: Wood Mackenzie. 2. At Wood Mackenzie prices.

Drilling our future



US
Mexico
Trion
Fields[1]
BHP leases

FY30e production



17
MMboe
Trion
Liquids production
Gas production

Investment opportunities

Unsanctioned projects

- Gross 2C resource of 436 MMboe (net 222 MMboe)
- Unlocking opportunities by being first foreign operator in Mexican deepwater in partnership with PEMEX
- Additional exploration drilling planned for FY21

Further access opportunities

- Continue to look for attractive investment opportunities to expand our position in Mexico

Key metrics

Net 2C Resources:	222 MMboe
FY26-30 average ROCE:	~25%[2]

Petroleum briefing
11 November 2019
56

BHP

Trinidad & Tobago: deepwater development potential

Building on our existing position in the region

Net production



(MMboe)
75
50
25
0
FY19
FY20e
FY21e
FY22e
FY23e
FY24e
FY25e
FY26e
FY27e
FY28e
FY29e
FY30e
Base
Sanctioned projects
Unsanctioned projects

Drilling our future



International Offshore Boundaries
BHP Current Leasehold
Barbados
Carlisle Bay
Bimshire
Grenada
29
23(a)
14
Trinidad and Tobago
3(a)
2(c)
6
5
3

Investment opportunities

Exploration discovery

- Trinidad & Tobago North: Gross 2C Resources 3.5 Tcf (BHP net interest 70%)
- Incorporating results from Boom and Carnival wells into planning and development studies

Sanctioned projects

- Ruby[1] gross 2C resource of 13.2 MMbbl (oil); and 274 Bcf natural gas; IRR ~30% (BHP net interest 65.87%)

Exploration and appraisal opportunities

- Potential for two oil prospects to be added to the Ruby development drilling campaign in FY21
- Southern potential for oil and gas

Key highlights

- Ruby[1] sanctioned August 2019; will offset declining production from Angostura in mid-2020s
- T&T North deepwater gas exploration program successful
- Assessing commercial potential of Southern deepwater licenses

FY19 production / FY30e production



14
MMboe
TTPU
Ruby
TTPU
66
MMboe
T&T North
Liquids production
Gas production

Key metrics

1P Reserves:	48 MMboe
2P Reserves:	66 MMboe
2P+2C Resources:	582 MMboe[2]
FY26-30 average ROCE:	~20%[3]

Note: This represents an unconstrained scenario based on execution of all unsanctioned projects at current equity interests and does not constitute guidance.
1. The Ruby project includes the Ruby and Delaware fields. 2. Includes 2C Resources from Bele and Tuk as at 30 September 2019. 3. At Wood Mackenzie prices.

Petroleum briefing
11 November 2019
57

BHP

Exploration: extending our conventional reserve life

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Option	Location	Ownership	Maturity	Earliest first production	Description	Planned future activity
Western GoM	US – Gulf of Mexico	100% Operator	Frontier	Early 2030s	Acquired a significant acreage position in historically underexplored Western Gulf of Mexico	Finalising processing of Ocean Bottom Node (OBN) seismic survey[1]. Planning OBN survey for GB hub in FY21; targeting first exploration well in FY21/22
Mexico	Mexico – Gulf of Mexico	60% Operator	Exploration	Late 2020s	Opportunity to tie back prospects to future Trion hub. Included in Trion Minimum Work Program	Targeting first exploration well in FY21
T&T Southern Gas (Magellan)	Trinidad & Tobago	65% Operator	Exploration	Mid 2020s	Discovered gas play in deepwater Trinidad & Tobago	Evaluating commerciality
T&T Southern Deep Potential	Trinidad & Tobago	65% Operator	Frontier	Late 2020s	Evaluating multiple play types to test deeper potential in deepwater Trinidad & Tobago based on deep oil shows from Le Clerc exploration	Targeting first exploration well in FY20
Eastern Canada	Orphan Basin	100% Operator	Frontier	Early 2030s	Recent bid success for blocks with large liquids resource potential in the offshore Orphan Basin in Eastern Canada	Targeting first exploration well in FY22

Significant remaining project potential with unrisked NPV of up to US$14 billion[2]

1. Western GoM OBN 2018 Seismic, OCS Permit T18-010.
2. Exploration unrisked value at BHP prices.

Petroleum briefing
11 November 2019
58
BHP

Mexico

Evaluating opportunities in offshore Mexico

- **Opportunity details**
  - targeting first exploration well in FY21
  - included in Trion Minimum Work Program
  - established strong relationship with PEMEX
- **Next steps**
  - maturing drill ready prospects near Trion
  - evaluating multiple play types
  - opportunity to tieback to a Trion hub
  - potential to expand early mover position

Timeline



CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Explore
Appraise



BHP
Chevron
CNOOC
Pemex
Shell
Total
Fields[1]
Prospects



Perdido Foldbelt
BHP Prospects
SALT
SALT
Oceanic Basement
Continental Basement
MOHO
Paleogene Reservoir Targets

1. Source: Wood Mackenzie.

Petroleum briefing
11 November 2019
59
BHP

Trinidad & Tobago deep potential Testing multiple play types International offshore boundaries Barbados 29 BHP current leasehold • Opportunity details 23(a) 14 – BHP (65% WI, operator) – Le Clerc opened the Magellan Gas Play and saw deep Trinidad oil shows & Tobago – evaluating multiple play types to test deeper potential 3(a) 6 2(c) • Next steps 5 3 – exploration well planned for FY20 T&T South Foldbelt BHP Prospect BHP Prospect BHP Prospect Timeline CY2020 2021 2022 2023 2024 2025 2026 2027 2028 Explore Appraise Economic Miocene Reservoir Targets Basement Petroleum briefing 11 November 2019 60Trinidad & Tobago deep potential Testing multiple play types International offshore boundaries Barbados 29 BHP current leasehold • Opportunity details 23(a) 14 – BHP (65% WI, operator) – Le Clerc opened the Magellan Gas Play and saw deep Trinidad oil shows & Tobago – evaluating multiple play types to test deeper potential 3(a) 6 2(c) • Next steps 5 3 – exploration well planned for FY20 T&T South Foldbelt BHP Prospect BHP Prospect BHP Prospect Timeline CY2020 2021 2022 2023 2024 2025 2026 2027 2028 Explore Appraise Economic Miocene Reservoir Targets Basement Petroleum briefing 11 November 2019 60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 11, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary